Exhibit 4.3

27 February 2015	Head Office RBS Gogarburn PO Box 1000 Edinburgh EH12 1HQ

Strictly Private & Confidential Sir Howard J Davies	Switchboard: 0131 556 8555 Facsimile: 0131 626 3081 www.rbs.com

Dear Sir Howard,

This letter sets out the terms of your appointment as Non-executive Director and Chairman of The Royal Bank of Scotland Group plc (“the Group”), The Royal Bank of Scotland plc (“the Royal Bank”) and National Westminster Bank Plc (“NatWest”), (together “the Companies”). You will be appointed as a Non-executive Director with effect from 23 June 2015 and as Chairman from 1 September 2015. Your appointment will be for an initial term that extends to the conclusion of the Companies’ next Annual General Meetings and thereafter will be subject to re-election as described below. It is agreed that this is a contract for services and not a contract of employment.

1.	Appointment

Your appointment is subject to the articles of association of the Companies and may be terminated on the written notice of either you or the Companies as described below.

You will be required to stand for re-election by shareholders at each Annual General Meeting of each of the Companies. Continuation of your appointment is also contingent on satisfactory performance and any relevant statutory provisions relating to the removal of a director.

In addition, your appointment as Chairman will be subject to review annually by the Board of Directors of each of the Companies.

2. Termination

Your appointment may be terminated by either party giving notice to the other, such notice to take immediate effect.

In the event that your re-election is not approved by shareholders, your appointment will terminate automatically with immediate effect.

The Royal Bank of Scotland plc

Registered in Scotland No 90312
Registered Office: 36 St Andrew Square
Edinburgh EH2 2YB

Authorised by the Prudential Regulation Authority
and regulated by the Financial Conduct Authority
and the Prudential Regulation Authority.

On termination of your appointment you shall, at the request of the Companies, resign as a director of the Companies.

No compensation or payment in lieu of notice will be payable upon termination of your appointment.

3. Time Commitment

You will devote such time as is necessary to fulfil your role including preparation for and attendance at the Board and Committee meetings of the Companies, Annual and General Meetings of the Companies and the annual Board strategy offsite.

As Chairman, you are expected to attend all of the Companies’ Board meetings and Committee meetings of which you are a member or attendee, including lunches and dinners unless you have a pressing reason for absence. You will be expected to devote appropriate preparation time ahead of each meeting.

Overall we anticipate a time commitment of at least two-thirds of your time with a clear understanding that in the event of need, your role as Chairman of the Companies would take priority over any other business time commitment.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the requirements of your role.

The agreement of the Board must be sought before you accept any additional commitments that might affect the time you are able to devote to your role as Chairman of the Companies. In particular you must notify the Chief Governance Officer and Board Counsel as early as possible if you are contemplating any additional appointments. Please note that there are regulatory limits imposed by the Capital Requirements Directive on the number of directorships you are able to hold. These limits are a total of either (1) one executive and two non-executive positions; or (2) four non-executive director positions, in both cases including your RBS roles. Directorships in organisations which do not pursue predominantly commercial objectives do not count; and executive or non-executive directorships within the same group of companies count as a single directorship. The regulator, may at its discretion, grant a waiver to enable one additional non-executive position to be held. The Chief Governance Officer and Board Counsel monitors compliance with these regulatory limits and will be happy to discuss your own situation with you.

4. Role

Your principal responsibilities and duties are set out in the role profile which is attached.

As Chairman you are also a director and have the same legal responsibilities to the Companies as any other director, and should have particular regard to the duties set out in the Companies Act 2006 (the “2006 Act”). You will have particular regard to the general duties of directors as set out in Part 10, Chapter 2 of the 2006 Act, including the duty to promote the success of the company:

“A director of a company must act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to:

(a)	the likely consequences of any decision in the long term,

(b)	the interests of the company’s employees,

(c)	the need to foster the company’s business relationships with suppliers, customers and others,

(d)	the impact of the company’s operations on the community and the environment,

(e)	the desirability of the company maintaining a reputation for high standards of business conduct, and

(f)	the need to act fairly as between members of the company.”

You will be required to exercise relevant powers in accordance with the Companies’ articles of association and in accordance with relevant policies in internal control frameworks.

The role of Chairman is a significant influence controlled function (CF2) which requires the role holder to be approved by the PRA and FCA and to comply with the PRA and FCA’s regulatory requirements including the Statements of Principle and Code of Practice for Approved Persons. It is a condition of your appointment that you remain fit and proper to perform the controlled function in line with the PRA and FCA’s requirements and that you report any matter that may impact your ongoing fitness and propriety promptly to the Companies and the regulators.

The PRA and FCA are currently consulting on a new regulatory regime which will replace the Approved Persons regime for the most senior individuals within a firm. This will require individuals to be authorised by the PRA and / or FCA where they perform specified Senior Manager Functions (SMF) and to have certain prescribed responsibilities and key functions allocated to them. The draft rules indicate that the role of Chairman will require authorisation as an SMF 9 by the PRA and that the role of Chairman of the Nominations Committee will require authorisation by the FCA as an SMF 13. Each SMF will also be required to have a Statement of Responsibilities setting out which of the prescribed responsibilities and key functions the individual is responsible for. We will confirm the specific arrangements that will apply to you once the final rules have been published.

5. Remuneration

As Chairman you will be paid a fee of £750,000 per annum, which covers membership of all three Boards and any Board Committees on which you serve or which you attend. Your remuneration will be reviewed annually and is disclosed in the Group’s Report and Accounts.

You will be paid monthly and will be reimbursed for all reasonable and properly documented expenses you incur in performing your duties.

6. Healthcare

For the period of your appointment, private medical cover will be available on request to you and your spouse/partner, such cover to be subject to the terms of the Bank’s core cover arrangements for senior executives. These may vary from time to time but currently provide “silver level” cover, provided through the RBS Healthcare Trust.

7. Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies and that you have declared any actual or potential conflicts of interest that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chief Governance Officer and Board Counsel as soon as they are apparent to you. Further details are set out in the Group’s Guidelines on Conflicts of Interest, a copy of which is attached to this letter.

8. Confidentiality and return of information

You acknowledge that all information acquired during your appointment is confidential to the Companies and should not be released, disclosed or communicated, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Board.

You acknowledge the need to hold and retain the Companies’ information (in whatever format it is received) under appropriately secure conditions.

As a director, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

Upon termination of your appointment (for whatever reason), you shall deliver to the Companies all documents, records, papers or other property which may be in your possession or under your control, and which relate in any way to the business affairs of the Companies, and you shall not retain any copies thereof.

9. Review Process

Your performance as Chairman will be subject to review annually as part of the Board evaluation exercise, which reviews the performance of individual directors, the Board as a whole and its Committees.

10. Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of the Group against all costs and liabilities incurred by you in the execution of your duties.

In addition, the Group has in place directors’ and officers’ liability insurance. It is intended to maintain such cover for the full term of your appointment.

11. Independent Professional Advice

Should a situation arise when you consider that you need to take independent professional advice in relation to your duties as a director, you should first discuss the situation with the Senior Independent Director or the Chief Governance Officer and Board Counsel. The reasonable costs of any independent advice obtained will be reimbursed by the Companies.

12. Dealing in Securities / Investments

As a director, you are subject to the RBS Group Staff Dealing Rules (which incorporate the UK Listing Authority’s ‘Model Code’). As such, you cannot deal in RBS securities outside of certain scheduled ‘Open Windows’ (which are periods which coincide with the announcement of RBS results) or at any time while you are in possession of ‘inside information’.

You are also required to obtain permission before dealing in RBS securities and, in accordance with the FCA Disclosure and Transparency Rules, must also disclose to the Bank any ‘own account’ dealing in such securities by you or your ‘connected persons’. A copy of the RBS Group Staff Dealing Rules will be provided as part of your Induction along with further details of your obligations under these rules and the associated disclosure requirements.

13. Governing Law

Your engagement with the Companies is governed by and shall be construed in accordance with the laws of the United Kingdom and your engagement shall be subject to the jurisdiction of the courts of the United Kingdom.

Please do not hesitate to contact me if you have any questions in relation to this letter. This letter has been sent to you in duplicate. Please sign and date both copies, retaining one copy for your records and returning the other to me at Executive House G, RBS, PO Box 1000, Edinburgh, EH12 1HQ.

Yours sincerely

/s/ Aileen Taylor
Aileen Taylor Chief Governance Officer and Board Counsel For and on behalf of the Companies
/s/ Howard J Davies
Howard J Davies

Date:	27 February 2015

Enclosures:

Chairman role Profile

Guidelines on Conflicts of Interest

Guidelines for referring Conflicts of Interest / Interests in Transactions and Arrangements to the Board(s)

1.	Each director should provide the Chief Governance Officer and Board Counsel with details of his or her directorships and any other situations that he or she thinks has, or could have, a direct or indirect interest that conflicts or possibly may conflict with the interests of the Group (or any of its subsidiaries) that should be considered and, if thought appropriate, authorised by the Board.

If the director is in any doubt as to whether a situation should be referred to the Board he or she should discuss this with the Chief Governance Officer and Board Counsel.

2.	When seeking authorisation, the director should make the fullest possible disclosure of all matters likely to be relevant to avoid any suggestion that the authorisation was not fully informed.

3.	Each director should update their details on an ongoing basis when he or she becomes aware of a new actual or potential conflict.

4.	The Board will consider each director’s situation separately on the facts to determine if there are any actual or potential conflicts of interest to be authorised. The Board can impose conditions or limitations as part of the authorisation process. Options are to exclude the director from information and debate, exclude the director from Board meeting(s) or require the director to resign.

The Board may also provide that a director is not obliged to disclose any information he has obtained that is confidential to a third party (e.g. as a result of being a director of another company) or to use such information where this would result in a breach of confidence.

5.	Only directors with no interest in the matter being considered will be able to take the decision and in taking the decision, the directors must have regard to their other duties as a director.

6.	The Board will review and, if appropriate, authorise conflicts of interest at its monthly Board meetings. The Board does not have the power to delegate authorisations. The conflict or potential conflict must be proposed in writing in accordance with the Board’s normal procedures (as determined by the Board) and must be considered at a Board meeting. Authorisations must also be recorded in writing and can be terminated at any time.

7.	If a potential conflict actually arises, the interested director should notify the Chief Governance Officer and Board Counsel immediately.

8.	In the event of an actual or potential conflict requiring urgent consideration, the Chief Governance Officer and Board Counsel will consult the Chairman regarding convening an ad hoc Board meeting or Chairman’s Committee meeting.

9.	Each Director should also advise the Chief Governance Officer and Board Counsel if he or she has any direct or indirect interests in any proposed transactions or arrangements with the Group (or any of its subsidiaries) as these will need to be declared to the other directors before the transaction or arrangement is entered into.

10.	Each director must also declare, as soon as is reasonably practicable, any personal interest in an existing transaction or arrangements already entered into by the company.

11.	Details of all conflicts of interest (situational conflicts) and interests in transactions or arrangements (transactional conflicts) will be recorded in a register to be maintained by the Chief Governance Officer and Board Counsel and the Board will review all conflicts of interest and all interests in transactions or arrangements on an annual basis.

12.	The Board will report annually, in the Group’s Annual Report and Accounts that the company’s procedures for ensuring that the Board’s powers for authorising conflicts are being operated effectively.